Exhibit 99.2

                                     PREMIER
                                      FOODS

                   THIRD QUARTER RESULTS TO 27 SEPTEMBER 2003
                                  (UNAUDITED)



LONDON, 14 NOVEMBER: Premier Foods today announces its third quarter results with continuing net sales for the quarter of (pound)205.4m and continuing operating profit before exceptional items for the quarter of (pound)17.0m, reflecting a fall in continuing net sales of 4.9% and in operating profit before exceptional items of 0.6%. For the nine months to 27 September 2003, continuing net sales were (pound)637.9m, down 2.0%, and continuing operating profit before exceptional items was (pound)49.6m, up 3.8% on last year.

Continuing EBITDA for the third quarter was (pound)23.5m, which is down by 1.7% over the comparable period last year, though the EBITDA margin for the business has increased from 11.1% to 11.4%. For the nine months to 27 September 2003, continuing EBITDA at (pound)69.7m was (pound)4.8m, or 7.4% ahead of the comparable period last year on sales 2.0% lower.

Along with many other businesses in the ambient food category, Premier has experienced tough trading conditions throughout the summer as a consequence of the unusually hot weather over the months of June, July and August. This affected sales in all of our product categories, with the exception of pickles, and led to a year on year decline in some categories of as much as 5-10%. Despite this, we were able to maintain like-for-like earnings for the core grocery business in line with last year.

The slowdown in the MBM potato business reported over the first half has continued into the third quarter. Although the pricing has improved as a result of the new harvest, margins remain depressed because of quality problems with the new harvest and continued pricing pressure from the major retailers.

While we expect MBM's earnings to remain under pressure for the remainder of the year, the grocery business has returned to more normal trading patterns and we have a strong commercial programme in place for the last quarter with a number of exciting product launches. These include the new Branston sour pickle range, which is being supported by new TV advertising, which went on the air on 5 November.

TRADING REVIEW

Overall, continuing sales for the business declined by 4.9% to (pound)205.4m in the third quarter and by 2.0% to (pound)637.9m year to date. Within this, branded sales were flat quarter on quarter, but continue to be up by 5.6% year to date.

CONVENIENCE FOODS, PICKLES AND SAUCES: Trading in our convenience foods, pickles and sauces business for the third quarter was hit by the hot weather. Turnover at (pound)92.5m was down (pound)2.0m, or 2.1%. Within this, the sauces business continued to show growth with our Loyd Grossman range of cooking sauces performing well with sales of (pound)5.3m in the third quarter, an increase of (pound)2.1m, or 67%, over the same period last year.

PREMIER FOODS PLC
THIRD QUARTER RESULTS TO 27 SEPTEMBER 2003


The convenience foods or canning business was the area of our business most badly affected by the hot weather. Sales were down by just under 5% over the quarter with a corresponding hit to earnings. With the onset of more seasonal weather in September, the category has recovered and trading is back in line with our expectations.

BEVERAGES: Sales in our chocolate beverages business fell in the third quarter, reflecting the dramatic effect of the hot weather on this category. While this has inevitably led to some decline in earnings for the period, the effect has been mitigated by improving margins. Trading in this category has also recovered over October and the early part of November, and the final quarter should show some development against last year.

Sales in our tea business have also declined in the third quarter, albeit this is more heavily driven by the ongoing impact of our exit from poor-performing own-label contracts than by the weather. Typhoo has continued to perform well and sales were in line with the same period last year. A more-balanced promotional programme on Typhoo coupled with buying benefits across the range has improved margins and compensated for the loss of the own-label contracts to leave the tea business continuing to show profit growth on a cumulative basis.

SPREADS: Sales for the third quarter were slightly ahead of last year, even though we saw a fall in the sales of honey. Industry-wide honey supply issues have resulted in significant price increases in the market place, which have affected short-term demand and impacted our sales in the quarter. Despite this, the product group continues to benefit from the strong share and margin growth of Hartley's Best and the inclusion of the acquired Nestle products within our portfolio, and these trends offset the effect of the honey issue to leave sales marginally ahead. Once again, a more focused promotional strategy, pushing for value not volume, resulting in a reduced level of promotional spend, enhanced profits and margins in this business after two years of decline.

Overall, operating profits before exceptional items at (pound)17.0m for the third quarter, were in line with last year. The operating exceptional loss of (pound)0.5m reflects an additional provision for costs linked to the closure of our Hadfield site, which will further enhance the return from this exercise. The non-operating exceptional loss of (pound)0.5m was the result of the sale of a surplus warehouse at Risley, near Warrington.

AMBROSIA AND BROWN & POLSON

On 3 November, Premier Foods announced that it had entered into an agreement to acquire the Ambrosia and Brown & Polson businesses from Unilever PLC. Ambrosia is the leading brand in the ambient desserts category with its custard and rice puddings. Brown & Polson is a well-established food service brand for cornflour and dehydrated desserts. The assets to be acquired comprise the Ambrosia and Brown & Polson brands and stock and the Ambrosia manufacturing site at Lifton in Devon. We expect to complete the acquisition on 30 November 2003.

PREMIER FOODS PLC
THIRD QUARTER RESULTS TO 27 SEPTEMBER 2003


Robert Schofield, Premier Foods' Chief Executive, said:

"Our performance in the third quarter was held back by the extended period of hot weather experienced throughout Europe over June, July and August. This prevented us from making the advances we expected but our plans for the October to Christmas period are progressing well, with the launch of a number of new products under the Branston, Loyd Grossman, Waistline and Hartley's brands.

I am also delighted at the prospect of the acquisition of the Ambrosia and Brown & Polson businesses, which continues to build upon our strategy of developing a portfolio of well-known, category-leading brands. They are a superb fit with our existing business and we believe they offer significant development opportunities for the future."

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATMENTS THAT ARE SUBJECT TO KNOWN AND UNKOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGS WITH THE U.S. SECURITES AND EXCHANGE COMMISSION.

"EBITDA", A NON-STATUTORY MEASURE OF OPERATING PERFORMANCE AND CASH GENERATION, IS DEFINED HEREIN, IN RESPECT OF ANY PERIOD, AS THE CONSOLIDATED OPERATING PROFITS BUT BEFORE: OPERATING, NON-OPERATING AND EXCEPTIONAL ITEMS; THE AMORTISATION OF GOODWILL AND OTHER INTANGIBLE ASSETS; DEPRECIATION; NET INTEREST CHARGES; AND ONY OTHER NON-CASH INCOME AND NON-CASH CHARGES. EBITDA MARGIN IS EBITDA STATED AS A PROPORTION OF NET SALES.


ENQUIRIES:
----------

Paul Thomas
Finance Director
+44-(0)-1727 815850

PREMIER FOODS PLC
GROUP PROFIT & LOSS ACCOUNT DATA

                                                       THREE MONTHS TO                                        NINE MONTHS TO
                                          ------------------------------------------      ------------------------------------------
                                             SEPTEMBER 27,          SEPTEMBER 28,            SEPTEMBER 27,          SEPTEMBER 28,
                                                 2003                   2002                     2003                   2002
                                          -------------------    -------------------      -------------------    -------------------
                                             (UNAUDITED)             (UNAUDITED)               (UNAUDITED)           (UNAUDITED)
                                              (POUND)M                (POUND)M                  (POUND)M              (POUND)M
Net sales:
   Continuing Operations                               205.4                  216.0                    637.9                  651.2
   Discontinued Operations                               0.0                    0.0                      0.0                    0.2
                                          -------------------    -------------------      -------------------    -------------------
                                                       205.4                  216.0                    637.9                  651.4
                                          -------------------    -------------------      -------------------    -------------------

Cost of sales
   Continuing Operations                               154.7                  159.3                    482.9                  490.0
   Discontinued Operations                               0.0                    0.0                      0.0                    0.2
                                          -------------------    -------------------      -------------------    -------------------
                                                       154.7                  159.3                    482.9                  490.2
                                          -------------------    -------------------      -------------------    -------------------

GROSS PROFIT
   Continuing Operations                                50.7                   56.7                    155.0                  161.2
   Discontinued Operations                               0.0                    0.0                      0.0                    0.0
                                          -------------------    -------------------      -------------------    -------------------
                                                        50.7                   56.7                    155.0                  161.2
                                          -------------------    -------------------      -------------------    -------------------
Selling & Distribution
   Continuing Operations                                25.0                   28.9                     80.1                   85.7
   Discontinued Operations                               0.0                    0.0                      0.0                    0.0
                                          -------------------    -------------------      -------------------    -------------------
                                                        25.0                   28.9                     80.1                   85.7
                                          -------------------    -------------------      -------------------    -------------------
Administration
   Continuing Operations                                 8.7                   10.7                     25.3                   27.7
   Discontinued Operations                               0.0                    0.0                      0.0                    0.1
                                          -------------------    -------------------      -------------------    -------------------
                                                         8.7                   10.7                     25.3                   27.8
                                          -------------------    -------------------      -------------------    -------------------

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS
   Continuing Operations                                17.0                   17.1                     49.6                   47.8
   Discontinued Operations                               0.0                    0.0                      0.0                   (0.1)
                                          -------------------    -------------------      -------------------    -------------------
                                                        17.0                   17.1                     49.6                   47.7
                                          -------------------    -------------------      -------------------    -------------------

Operating exceptional items                             (0.5)                  (1.7)                    (7.0)                  (4.9)

Non operating exceptional items                         (0.5)                  (2.1)                     3.2                   (2.1)

                                          -------------------    -------------------      -------------------    -------------------
PROFIT BEFORE INTEREST AND TAXATION                     16.0                   13.3                     45.8                   40.7

Net interest payable                                    (9.8)                 (11.5)                   (31.2)                 (31.0)
Revaluation of bond                                      0.0                    2.7                     (5.0)                   8.9
Amortisation of debt issue costs                        (1.4)                  (1.9)                    (4.3)                  (4.6)
                                          -------------------    -------------------      -------------------    -------------------
Total interest (payable)/receivable                    (11.2)                 (10.7)                   (40.5)                 (26.7)
                                          -------------------    -------------------      -------------------    -------------------

PROFIT BEFORE TAXATION                                   4.8                    2.6                      5.3                   14.0

Total taxation (expense) / benefit                      (1.0)                  (0.6)                    (2.0)                  (6.8)
                                          -------------------    -------------------      -------------------    -------------------

PROFIT / (LOSS)  AFTER TAXATION                          3.8                    2.0                      3.3                    7.2
                                          ===================    ===================      ===================    ===================


PREMIER FOODS PLC
SALES ANALYSIS

                                                     THREE MONTHS TO                                  NINE MONTHS TO
                                         ----------------------------------------     ----------------------------------------
                                           SEPTEMBER 27,         SEPTEMBER 28,          SEPTEMBER 27,         SEPTEMBER 28,
                                               2003                  2002                   2003                 2002
                                         ------------------    ------------------     ------------------    ------------------
                                            (UNAUDITED)           (UNAUDITED)             (UNAUDITED)           (UNAUDITED)
                                             (POUND)M              (POUND)M                (POUND)M              (POUND)M
ANALYSIS OF NET SALES

  Convenience foods, pickles & sauces                 92.5                  94.5                  278.3                 271.0
  Beverages                                           32.4                  40.6                  107.2                 128.6
  Spreads                                             50.3                  49.9                  149.5                 134.4
                                         ------------------    ------------------     ------------------    ------------------
Grocery Products                                     175.2                 185.0                  535.0                 534.0
  Potatoes                                            30.2                  31.0                  102.9                 117.2
                                         ------------------    ------------------     ------------------    ------------------
Continuing operations                                205.4                 216.0                  637.9                 651.2

Discontinued operations                                  -                     -                      -                   0.2
                                         ------------------    ------------------     ------------------    ------------------

Total                                                205.4                 216.0                  637.9                 651.4
                                         ==================    ==================     ==================    ==================

PREMIER FOODS PLC
GROUP STATEMENT OF NET LIABILITIES


                                                                            SEPTEMBER 27,           DECEMBER 31,
                                                                                2003                    2002
                                                                        ----------------------    -----------------
                                                                             (UNAUDITED)
                                                                              (POUND)M                (POUND)M
Fixed Assets
      Intangible assets                                                                 109.6                113.9
      Tangible assets                                                                   133.3                135.1
      Investments                                                                         0.2                  0.2
                                                                        ----------------------    -----------------
                                                                                        243.1                249.2
Current Assets
      Stocks                                                                            125.3                111.3
      Debtors
           Within 1 Year                                                                124.3                133.5
           Greater than 1 Year                                                            7.3                  9.0
      Cash at bank                                                                       34.2                 43.5
                                                                        ----------------------
                                                                                                  -----------------
                                                                                        291.1                297.3
Creditors: amounts falling due within one year
      Bank loan and overdrafts                                                           25.9                 24.5
      Trade creditors                                                                   143.6                138.4
      Provision for corporate tax                                                        13.7                 12.4
      Other current liabilities                                                          38.2                 42.3
                                                                        ----------------------    -----------------
                                                                                        221.4                217.6


                                                                        ----------------------    -----------------
NET CURRENT ASSETS                                                                       69.7                 79.7

                                                                        ----------------------    -----------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                   312.8                328.9


Creditors: amounts falling due after more than one year
      Borrowings                                                                        442.6                464.7
      Other creditors                                                                     0.2                  0.2
      Provisons for liabilities and charges                                              14.0                 13.8
                                                                        ----------------------    -----------------
                                                                                        456.8                478.7

                                                                        ----------------------    -----------------

NET LIABILITIES                                                                        (144.0)              (149.8)
                                                                        ======================    =================


ANALYSIS OF NET DEBT
      Cash                                                                               34.2                 43.5
      Bank loan and overdrafts                                                           (0.5)                (3.2)
                                                                        ----------------------    -----------------
Net cash                                                                                 33.7                 40.3

      Senior Credit Facility due within one year                                        (29.9)               (27.0)
      Senior Credit Facility due after one year                                        (235.0)              (265.3)
      Senior Notes                                                                     (204.2)              (199.2)
      Other debt due after one year                                                      (9.4)                (9.4)
      Finance leases                                                                     (0.1)                (0.1)
                                                                        ----------------------    -----------------
Gross Debt                                                                             (478.6)              (501.0)

                                                                        ----------------------    -----------------
Gross debt net of cash                                                                 (444.9)              (460.7)
      Capitalised debt issuance costs                                                    10.6                 14.9
                                                                        ----------------------    -----------------

NET DEBT                                                                               (434.3)              (445.8)
                                                                        ======================    =================


PREMIER FOODS PLC
SUMMARISED GROUP CASH FLOW AND EBITDA RECONCILIATION


                                                             THREE MONTHS TO                     NINE MONTHS TO
                                                      -----------------------------     ------------------------------
                                                      SEPTEMBER 27,   SEPTEMBER 28,     SEPTEMBER 27,    SEPTEMBER 28,
                                                          2003            2002              2003             2002
                                                      -------------   -------------     -------------    -------------
                                                       (UNAUDITED)     (UNAUDITED)       (UNAUDITED)      (UNAUDITED)
                                                        (POUND)M        (POUND)M          (POUND)M         (POUND)M
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                     17.0            17.1              49.6             47.7

Depreciation and amortisation charge                           6.5             6.8              20.1             17.1
                                                      -------------   -------------     -------------    -------------

EBITDA BEFORE EXCEPTIONAL ITEMS                               23.5            23.9              69.7             64.8

Exceptional items                                             (1.9)           (4.1)             (5.3)            (8.0)
                                                      -------------   -------------     -------------    -------------

EBITDA AFTER EXCEPTIONAL ITEMS                                21.6            19.8              64.4             56.8

Working capital                                              (13.9)            3.7              (0.9)             7.0
                                                      -------------   -------------     -------------    -------------

NET CASH INFLOW FROM OPERATING ACTIVITIES                      7.7            23.5              63.5             63.8

Return on investments and servicing of finance               (16.7)          (16.1)            (33.9)           (35.4)

Taxation                                                      (0.2)           (1.3)             (0.7)            (1.6)

Capital expenditure and financial investment                  (5.2)            2.5              (8.9)            (9.2)

Acquisitions and disposals                                     0.0             0.8               0.0           (132.2)

Debt issuance costs                                            0.0             0.0               0.0             (8.8)

                                                      -------------   -------------     -------------    -------------

(INCREASE) / DECREASE IN GROSS DEBT IN THE PERIOD            (14.4)            9.4              20.0           (123.4)

OPENING GROSS DEBT NET OF CASH AT BEGINNING OF PERIOD       (430.6)         (497.9)           (460.7)          (371.3)

Revaluation of $200m Senior Notes                              0.0             2.7              (5.0)             8.9

Exchange movement on other debt                                0.1             0.0               0.8              0.0

                                                      -------------   -------------     -------------    -------------

CLOSING GROSS DEBT NET OF CASH AT END OF PERIOD             (444.9)         (485.8)           (444.9)          (485.8)
                                                      =============   =============     =============    =============
